Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, November 14, 2018 — Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3 | SUZB3), in addition to the Material Fact published on March 16, 2018, discloses to its shareholders and to the market in general that on the date hereof was published on the Brazilian Official Gazette the decision of the General Director of Brazil’s National Agency for Waterway Transportation — ANTAQ, by means of Resolution 6543, approving, ad referendum of the Collegiate Board (Diretoria Colegiada), the change of control of Fibria Celulose S.A. and its affiliates to Suzano.

The closing of the aforementioned Transaction is still subject to the clearance by European Antitrust Authority. Until the date of the implementation of the Transaction, Suzano and Fibria will continue to carry out their activities in the ordinary course of business and will remain operation independently.

São Paulo, November 14, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer